SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2005

E.ON AG

(Translation of Registrant’s Name Into English)

E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Düsseldorf, August 10, 2005
Ad hoc Announcement
in accordance with Article 15 of the Securities Trading Act (WpHG)
Re: Provisions for pensions
E.ON to use CTA to fund provisions for pensions
E.ON AG will use the group’s strong liquidity and financial position to fund up to €5.4 billion of its provisions for pensions by means of a contractual trust arrangement (CTA). The E.ON AG Supervisory Board made this decision at its meeting today. The CTA will increase the transparency of E.ON’s balance sheet and further strengthen the financial security of employees’ company pension plans. Under the CTA, the corresponding funds are converted to plan assets for the fulfillment of pension obligations. The funding process will begin soon and be complete in 2006.
- End of ad hoc announcement – August 10, 2005

January 1 - June 30, 2005
Interim Report II/2005
•	Positive earnings trend continues in second quarter
•	Successful divestment of Viterra and Ruhrgas Industries
•	Outlook for full year 2005 reaffirmed: slight increase in adjusted EBIT — significant increase in net income

Interim Report II/2005
E.ON Group Financial Highlights
E.ON Group Key Figures at a Glance

January 1 - June 30
€ in millions	2005	2004[1]	+/–%
Power sales (in billion kWh)[2]	212.2	206.4	+3
Gas sales (in billion kWh)[2]	499.7	473.4	+6
Sales	28,408	24,588	+16
Adjusted EBITDA[3]	5,677	5,315	+7
Adjusted EBIT[4]	4,297	4,022	+7
Income/Loss (–) from continuing operations before income taxes and minority interests	4,677	4,176	+12
Income/Loss (–) from continuing operations	2,887	2,702	+7
Income/Loss (–) from discontinued operations, net	139	113	+23
Net income	3,026	2,815	+7
Investments	1,820	2,853	–36
Cash provided by operating activities	2,859	2,729	+5
Free cash flow[5]	1,808	1,687	+7
Net financial position[6] (at June 30 and December 31)	–3,358	–5,483	+39
Employees (at June 30 and December 31)	78,006	60,596	+29
Earnings per share (in €)	4.59	4.29	+7

[1]	With the exception of net financial position, prior-year figures have been adjusted for discontinued operations; see commentary on pages 24-25.

[2]	Unconsolidated figures.

[3]	Non-GAAP financial measure; see reconciliation to net income on page 7.

[4]	Non-GAAP financial measure; see reconciliation to net income on page 7 and commentary on pages 30-31.

[5]	Non-GAAP financial measure; see reconciliation to cash provided by operating activities on page 8.

[6]	Non-GAAP financial measure; see reconciliation on page 10.
Non-GAAP financial measures: This report contains certain non-GAAP financial measures. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. Additional information with respect to each of the non-GAAP financial measures used in this report is included together with the reconciliations described below.
E.ON prepares its financial statements in accordance with generally accepted accounting principles in the United States (U.S. GAAP). As noted above, this report contains certain consolidated financial measures (Group adjusted EBIT, adjusted EBITDA, net financial position, net interest expense, and free cash flow) that are not calculated in accordance with U.S. GAAP and are therefore considered “non-GAAP financial measures” within the meaning of the U.S. federal securities laws. In accordance with applicable rules and regulations, E.ON has presented in this report a reconciliation of each non-GAAP financial measure to the most directly comparable U.S. GAAP measure for historical measures and an equivalent U.S. GAAP target for forward-looking measures. The footnotes presented with the relevant historical non-GAAP financial measures indicate the page of this report on which the relevant reconciliation appears. The non-GAAP financial measures used in this report should not be considered in isolation as a measure of E.ON’s profitability or liquidity and should be considered in addition to, rather than as a substitute for, net income, cash provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP presented in this report and the relevant reconciliations. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.

Interim Report II/2005
Contents

4	Letter to Shareholders

5	E.ON Stock

6	Results of Operations
— Energy Price Developments
— Sales Volume, Sales, Earnings Performance
— Investments
— Financial Condition
— Employees
— Risk Situation
— Outlook

12	Market Units
12	— Central Europe
14	— Pan-European Gas
15	— U.K.
16	— Nordic
18	— U.S. Midwest

20	Interim Financial Statements (Unaudited)

30	Business Segments

32	Financial Calendar

Interim Report II/2005
Dear Shareholders,
In the first half of 2005 the E.ON Group continued its positive earnings development. We increased adjusted EBIT by 7 percent year-on-year to €4.3 billion. At roughly €3 billion, net income (after taxes and minority interests) was also 7 percent above the high prior-year figure.
We expect net income for the entire year to considerably surpass last year’s figure, thanks in particular to the book gains totaling roughly €3 billion we expect on the sale of Viterra and Ruhrgas Industries. We will record a gain of approximately €2.4 billion on the sale of Viterra to Deutsche Annington. We sold Ruhrgas Industries to CVC Capital Partners, a European private equity firm, and expect to record a gain of approximately €600 million on the sale. With these disposals, we have almost completed E.ON’s transformation into a pure-play energy company.
In the second quarter we also took important steps to expand our market positions in our core energy business. We reached an agreement to acquire NRE Energie, a Dutch power and gas company. The acquisition gives us our first end customers in the Netherlands and complements our existing power production and gas trading operations there. In addition, we completed the acquisition of Distrigaz Nord, a Romanian gas distribution company, which further enlarges our market position in Central and Eastern Europe, a region experiencing dynamic economic growth. Our acquisition of Holford Gas Storage in the United Kingdom in July will set in motion the construction of one of the country’s largest natural gas storage facilities and in the future give us greater flexibility in gas procurement.
These growth initiatives represent a continuation of the course we have been pursuing in recent years. In the last two years we have implemented growth initiatives amounting to more than €7 billion. This figure includes small and medium-sized acquisitions in our European target markets and investments in power and gas transmission, distribution, and production assets.
An important energy policy development for us is Germany’s revised New Energy Law, which took effect on July 13. The law makes an important contribution towards the establishment of a stable investment environment for our grid operations. It is now essential that the regulatory agency moves forward as quickly as possible to develop and implement a system that rewards network operators for increases in productivity. We are actively involved in this discussion and have proposed a model that we believe achieves a balance between promoting cost reductions and ensuring supply security. By drawing on our experience in other regulated markets as we participate in this discussion we are making an important contribution towards the creation of a sensible incentive system for the regulation of Germany’s network infrastructure.
This demonstrates that we are playing a constructive role in shaping the regulatory landscape in which we operate so that we can supply our customers with power and gas reliably and efficiently. Ultimately, all of these efforts will create a reliable investment environment in which we can achieve further growth in our core business. We will continue to focus our energy and the Group’s capabilities on profitably expanding our market positions in and outside Germany.
Sincerely yours,
Dr. Wulf H. Bernotat

Interim Report II/2005
E.ON Stock
E.ON stock finished the first six months of 2005 up 14 percent (including the dividend), thereby outperforming other European blue chips as measured by the EURO STOXX 50 Performance Index, which advanced 10 percent over the same period. E.ON stock performed slightly weaker than its peer index, the STOXX Utilities, which rose by 16 percent.
The trading volume of E.ON stock climbed by more than 25 percent year-on-year to €27.9 billion, making E.ON the fifth most-traded stock in the DAX index of Germany’s top 30 blue chips. As of June 30, 2005, E.ON was the third-largest DAX issue in terms of market capitalization.
E.ON stock is listed on the New York Stock Exchange (NYSE) as American Depositary Receipts (ADRs). Effective March 29, 2005, the conversion ratio between E.ON ADRs and E.ON stock was changed to three to one. The value of three E.ON ADRs is effectively that of one share of E.ON stock.
For the latest information about E.ON stock, visit www.eon.com.
E.ON Stock

	June 30,	Dec.31,
	2005	2004
Shares outstanding (in millions)[1]	659	659
Closing price (in €)	73.68	67.06

Market capitalization (€ in billions)[2]	51.0	46.4

[1]	Excludes treasury stock.

[2]	Based on the entire capital stock (692,000,000 shares).
Performance and Trading Volume

January 1 - June 30	2005	2004
High (in €)[1]	73.68	59.63
Low (in €)[1]	64.50	49.27
Trading volume[2]
— Millions of shares	407.1	409.7
— € in billions	27.9	22.2

[1]	XETRA.

[2]	Source: Bloomberg (all German stock exchanges).

Interim Report II/2005
Results of Operations
Energy Price Developments
The gas and power markets E.ON operates in are heavily influenced by the development of oil and coal prices.The introduction of the European Emissions Trading Scheme has meant that CO2 certificate prices play an increasingly important role in European energy markets.
Due to tight supply fundamentals, the price of Brent crude oil climbed to $59 per barrel by the end of June 2005, an $18 per barrel, or 45 percent, increase from the price at the start of the year and a $26 per barrel, or 80 percent, increase from the average price in the first half of 2004. Natural gas prices in Europe and the United States followed this trend.
CO2 certificate prices tripled in the second quarter to nearly €26 per metric ton from the low prices in January. Rising gas and oil prices contributed to this development, since higher gas prices served to increase the share of electricity generated from coal, resulting in greater demand for certificates.
Coal prices remained high in the first half of 2005 and traded as high as $72 per metric ton for year-ahead delivery, which is slightly above the prices quoted in the first weeks of 2005 and $7 per metric ton, or 11 percent, above the average price for the first half of 2004. Since April, however, coal prices have declined due to lower freight rates.
Wholesale power prices increased, tracking fuel and CO2 certificate prices. In the U.K. and U.S., power prices were mainly driven by natural gas prices, in Germany mainly by coal and CO2 certificate prices. Prices at Nordpool, Scandinavia’s power exchange, appear to be increasingly influenced by CO2 certificate prices and by prices on the EEX, the German power exchange.
Power and Gas Sales Volumes Higher
We sold 3 percent more electricity in the first half of 2005 than in the same period last year, due largely to increased sales volumes in Germany resulting from the national burden-sharing agreement for renewable-source electricity.The inclusion of Gorna and Varna, newly consolidated regional electric distribution companies in Bulgaria, also contributed to the improvement. Higher sales volumes outside Germany at our Pan-European Gas market unit were the main factor in the 6 percent increase in gas sales.
Sales

January 1 - June 30
€ in millions	2005	2004	+/-%
Central Europe	12,505	10,866	+15
Pan-European Gas	8,860	6,863	+29
U.K.	4,876	4,468	+9
Nordic	1,796	1,753	+2
U.S.Midwest	1,029	963	+7
Corporate Center	-658	-325	—
Sales	28,408	24,588	+16
Sales up 16 Percent
The increase in sales resulted in particular from the passthrough of costs under Germany’s Renewable Energy Law, higher sales volumes, changes in the scope of consolidation, and price developments in the power and gas businesses.
Adjusted EBIT up 7 Percent
In the first half of 2005 all of our market units, with the exception of Pan-European Gas, continued their positive earnings development. Adjusted EBIT rose by 7 percent year-on-year to €4.3 billion. We benefited in particular from higher wholesale prices for electricity. Also contributing to our improved adjusted EBIT performance were increased hydroelectric generation at Nordic and rate increases at U.S. Midwest.

Interim Report II/2005
Adjusted EBIT

January 1 - June 30
€ in millions	2005	2004	+/–%
Central Europe	2,337	2,159	+8
Pan-European Gas	803	870	–8
U.K.	613	520	+18
Nordic	447	393	+14
U.S. Midwest	180	168	+7
Corporate Center	–150	–170	—
Core Energy Business	4,230	3,940	+7
Other Activities[1]	67	82	–18
Adjusted EBIT[2]	4,297	4,022	+7

[1]	Our shareholding in Degussa, which is accounted for using the equity method.

[2]	Non-GAAP financial measure; see reconciliation to net income in the adjacent table.
By contrast, Pan-European Gas’s results were negatively impacted by continued higher heating oil prices. Natural gas prices are linked to heating oil prices. As a result, natural gas procurement costs have risen substantially. Because gas prices respond to changes in heating oil prices more rapidly on the procurement side than on the sales side, there was a significant adverse affect on Pan-European Gas’s adjusted EBIT.
Net income Surpasses High Prior-Year Level

Adjusted interest income (net) declined to –€536 million, primarily due to the absence of last year’s one-off gain of approximately €270 million resulting from amendments to Germany’s Ordinance on Advance Payments for the Establishment of Federal Facilities for Safe Custody and Final Storage for Radioactive Wastes (Endlager-Vorausleistungsverordnung). Among the positive factors was a decline in net debt.
Net book gains in the first half of 2005 were significantly below last year’s figure. In the period under review they resulted from the sale of securities. The prior-year number includes book gains on the sale of equity interests in EWE and VNG (€317 million) and on the sale of securities (€124 million) and the sale of more Degussa stock (€63 million).
Other nonoperating earnings primarily reflect positive effects from the marking to market of energy derivatives at the U.K. market unit. We use derivatives to protect our operations from the effects of price fluctuations. Since March 2005 the market value of these derivatives has increased by about €680 million, in large part due to sharply higher power and gas prices. The costs relating to the severe storm in Sweden at the beginning of the year reduced other nonoperating earnings by about €140 million. The prior-year figure mainly includes positive effects from the marking to market of energy derivatives.
Net Income

January 1 - June 30
€ in millions	2005	2004	+/–%
Adjusted EBITDA[1]	5,677	5,315	+7
Depreciation, amortization, and impairments affecting adjusted EBIT[2]	–1,380	–1,293	—
Adjusted EBIT[1]	4,297	4,022	+7
Adjusted interest income (net)[3]	–536	–378	—
Net book gains	188	504	—
Restructuring expenses	–13	–31	—
Other nonoperating earnings	741	59	—
Income/Loss (-) from continuing operations before income taxes and minority interests	4,677	4,176	+12
Income taxes	–1,514	–1,199	—
Minority interests	–276	–275	—
Income/Loss (-) from continuing operations	2,887	2,702	+7
Income/Loss (-) from discontinued operations, net	139	113	+23
Net income	3,026	2,815	+7

[1]	Non-GAAP financial measure.

[2]	For commentary see footnote 3 in the table on page 30.

[3]	See reconciliation on page 31.
Our continuing operations recorded a tax expense of €1,514 million in the first half of 2005. The increase results primarily from improved operating results and a lower share of tax-free earnings.
Income/Loss (–) from discontinued operations, net, mainly reflects the results of Viterra and Ruhrgas Industries, for which we have concluded sales agreements. Under U.S. GAAP, the results of disposal groups are reported separately in the Consolidated Statements of Income (see commentary on pages 24-25).
Net income (after income taxes and minority interests) surpassed the high prior-year level. Earnings per share of €4.59 were likewise up year-on-year, increasing 7 percent from last year’s figure.
Investments Significantly below Prior-Year Figure

In the period under review the E.ON Group invested €1.8 billion, a 36 percent decline year-on-year. We invested €1.1 billion (prior year: €1 billion) in intangible assets and property, plant, and equipment. Investments in financial assets totaled €769 million versus €1.8 billion in the prior year. The decline is in particular attributable to the Corporate Center. The high prior-year figure mainly reflects payments for bonds repurchased in conjunction with the acquisition of Midlands Electricity.

Interim Report II/2005

Results of Operations

Investments

January 1 - June 30
€ in millions	2005	2004	+/ –%
Central Europe	728	857	–15
Pan-European Gas	224	277	–19
U.K.	412	258	+60
Nordic	248	517	–52
U.S. Midwest	107	125	–14
Corporate Center	101	819	–88
Total	1,820	2,853	–36
In the first half of 2005 the Central Europe market unit invested €728 million, roughly 15 percent less than in the prior-year figure. Investments in intangible assets and property, plant, and equipment totaled €527 million (prior year: €432 million). Investments in financial assets totaled €201 million (prior year: €425 million). The greater part of capital expenditures for property, plant, and equipment went towards power generation and distribution assets.
Pan-European Gas invested approximately €224 million in the first half of 2005. Its largest single investments were the acquisition of a majority interest in Distrigaz Nord, a Romanian gas utility, and the increase of its shareholding in Interconnector Limited of the U.K. from 10 percent to 17.4 percent. This market unit also invested in infrastructure upgrade projects. Twenty-seven percent of investments went towards intangible assets and property, plant, and equipment, while 73 percent went towards the acquisition of shareholdings.
Investments at U.K. for the first half of 2005 were €412 million against €258 million for the prior year. Investments in financial assets were €220 million higher than in the prior year due to investments in the Enfield CCGT asset and the acquisition of Economy Power’s retail small and medium sized enterprise customers. Investments in intangible assets and property, plant, and equipment were €66 million lower than in the prior year, largely due to higher expenditure in 2004 on Scroby Sands offshore wind farm. Capital expenditure for additions to property, plant, and equipment was directed primarily at renewable generation, conventional power stations, and the regulated distribution business.
Nordic invested €150 million in intangible assets and property, plant, and equipment during the first half of 2005 in order to maintain its existing production plants and to upgrade and enhance its distribution network. This compares with €171 million during the corresponding period in 2004. Repair work and reconstruction necessitated by the severe storm in January have postponed other planned investments. The higher total investments during the first half of 2004 included the acquisition of the remaining shares in Graninge (€307 million).
Investments at U.S. Midwest were lower in 2005 due to lower construction spending on utility plant.
Financial Condition
Management’s analysis of E.ON’s financial condition uses, among other financial measures, cash provided by operating activities, free cash flow, and net financial position. Free cash flow is defined as cash provided by operating activities less investments in intangible assets and property, plant, and equipment. We use free cash flow primarily to make growth-creating investments, pay out cash dividends, repay debts, and make short-term financial investments. Net financial position equals the difference between our total financial assets and total financial liabilities. Management believes that these financial measures enhance the understanding of the E.ON Group’s financial condition and, in particular, its liquidity.
The E.ON Group’s cash provided by operating activities in the first half of 2005 was slightly above the prior-year level.
Cash Provided by Operating Activities

January 1 - June 30
€ in millions	2005	2004	+/ –
Central Europe	1,289	1,112	+177
Pan-European Gas	1,327	831	+496
U.K.	–330	379	–709
Nordic	305	578	–273
U.S. Midwest	150	95	+55
Corporate Center	118	–266	+384
Cash provided by operating activities	2,859	2,729	+130
Investments in intangible assets and property, plant, and equipment	–1,051	–1,042	–9
Free cash flow[1]	1,808	1,687	+121

[1]	Non-GAAP financial measure.

Interim Report II/2005
Cash provided by operating activities at Central Europe increased year-on-year because the gross margin was higher and payments for nuclear fuel reprocessing were lower than in the prior-year period. In addition, tax payments were higher in the prior year. By contrast, in 2005 there was a higher increase in receivables which we expect to be reversed in the second half of the year.
In the first half of 2005 Pan-European Gas recorded a marked increase in cash provided by operating activities. The contributing factors were a temperature-driven increase in withdrawals from gas storage facilities and lower intercompany tax offsets compared with the prior-year period.
Cash provided by operating activities at U.K. declined significantly year-on-year because pension fund payments of €629 million in the second quarter of 2005 exceeded the prior-year figure. These one-off payments cover a portion of the actuarial deficit of U.K.’s pension plans. In addition, there was an increase in the working capital requirements in the first half of 2005 which we expect to be reversed in the third and fourth quarter.
The significant decline in Nordic’s cash provided by operating activities resulted from a number of nonrecurring items. These include increased cash outflows stemming from the severe storm in January and higher tax payments. Improvements at Nordic’s gas business and increased power production at its hydroelectric facilities had a positive influence on cash provided by operating activities.
Cash provided by operating activities at U.S. Midwest was higher year-on-year due to the absence of certain nonrecurring charges—including pension plan contributions and the phaseout of an asset-backed securities program—that negatively affected the prior-year figure.
The Corporate Center’s cash provided by operating activities was higher year-on-year due to positive effects from the unwinding of currency swaps and from higher tax refunds.
In general, surplus cash provided by operating activities at Central Europe, U.K., and U.S. Midwest is lower in the first quarter of the year (despite the high sales volume typical of this season) due to the nature of their billing cycles, which in the first quarter are characterized by an increase in receivables combined with cash outflows for goods and services. During the remainder of the year, particularly in the second and the third quarters, there is typically a corresponding reduction in working capital, resulting in significant surplus cash provided by operating activities, although sales volumes (with the exception of U.S. Midwest) are actually lower. The fourth quarter is characterized by an increase in working capital. At Pan-European Gas, by contrast, cash provided by operating activities is recorded principally in the first quarter, whereas there are cash outflows for intake at gas storage facilities in the second and third quarters and for gas tax prepayments in the fourth quarter. A major portion of the market units’ capital expenditures for intangible assets and property, plant, and equipment is paid in the fourth quarter.
With the stable level of investments in intangible assets and property, plant, and equipment, free cash flow was slightly above the prior-year number.
Net financial position, a non-GAAP financial measure, is derived from a number of figures which are reconciled to the most directly comparable U.S. GAAP measure in the table below.
Net Financial Position

	June 30,	Dec.31,	June 30,
€ in millions	2005	2004	2004
Bank deposits	3,369	4,233	3,890
Securities and funds (current assets)	8,708	7,783	7,462
Total liquid funds	12,077	12,016	11,352
Securities and funds (fixed assets)	1,155	834	795
Total financial assets	13,232	12,850	12,147
Financial liabilities to banks	–2,328	–4,050	–4,599
Bonds	–9,572	–9,148	–10,302
Commercial paper	–4,073	–3,631	–4,380
Other financial liabilities	–617	–1,504	–914
Total financial liabilities	–16,590	–18,333	–20,195
Net financial position[1]	–3,358	–5,483	–8,048

[1]	Non-GAAP financial measure; the table on page 10 provides a reconciliation to the relevant U.S. GAAP measures.
We further improved our net financial position from the figure reported as of December 31, 2004 (-€5,483 million). This was caused mainly by strong cash provided by operating activities and by the fact that for the first time Viterra is recorded under discontinued operations. Our net financial position was adversely affected by financial outlays for investments in property, plant, and equipment and in shareholdings. The dividend payout and the related tax payment also led to cash outflows.

Interim Report II/2005
Results of Operations
Reconciliation of Net Financial Position

	June 30,	Dec. 31,	June 30,
€ in millions	2005	2004	2004
Liquid funds shown in the Consolidated Financial Statements	12,077	12,016	11,352
Financial assets shown in the Consolidated Financial Statements	17,616	17,263	17,810
– Thereof loans	–1,212	–1,438	–1,818
– Thereof equity investments	–14,551	–14,420	–14,483
– Thereof shares in affiliated companies	–698	–571	–714
= Total financial assets	13,232	12,850	12,147
Financial liabilities shown in the Consolidated Financial Statements	–18,593	–20,301	–22,310
– Thereof to affiliated companies	110	134	228
– Thereof to associated companies	1,893	1,834	1,887
=Total financial liabilities	–16,590	–18,333	–20,195
Net financial position	–3,358	–5,483	–8,048
Net interest expense declined by a substantial €189 million year-on-year, mainly reflecting lower net debt in the first half of 2005. In addition, the prior-year figure includes a nonrecurring adverse effect relating to the repurchase of Powergen bonds. A further factor in the current-year period was the higher share of financial liabilities with a variable interest rate. Net interest expense only includes the interest income of those items that are also part of the net financial position.
Financial Key Figures

January 1 - June 30
€ in millions	2005	2004
Net interest expense[1]	–100	–289
Adjusted EBITDA[2]	5,677	5,315
Adjusted EBITDA ÷ net interest expense	56.8x	18.4x

[1]	Non-GAAP financial measure; see reconciliation to interest income shown in the Consolidated Statements of Income on page 31.

[2]	Non-GAAP financial measure; see reconciliation to net income on page 7.
On March 14, 2005, Standard & Poor’s confirmed its AA– long-term rating for E.ON bonds and lowered its outlook from stable to negative. Since April 30, 2004, Moody’s long-term rating for E.ON bonds is Aa3 with a stable outlook. Commercial paper issued by E.ON has a short-term rating of A-1+ and P-1 by Standard & Poor’s and Moody’s, respectively. E.ON has committed itself to maintaining at least a strong single-A rating.
Employees
On June 30, 2005, the E.ON Group had 78,006 employees worldwide in its core energy business, as well as 1,816 apprentices and 241 board members and managing directors. Our workforce increased by 17,410 employees, or 29 percent, since December 31, 2004. At the end of the first half of 2005, 43,809 employees, or 56 percent of all staff, were working outside Germany, about 11 percentage points more than at year end 2004 (45 percent). This development is mainly attributable to the addition of Distrigaz Nord (9,300 employees), a Romanian gas distribution company, at the Pan-European Gas market unit.
Employees1

	June 30,	Dec. 31,
	2005	2004	+/-%
Central Europe	42,404	36,811	+15
Pan-European Gas	13,368	4,001	+234
U.K.	12,363	10,397	+19
Nordic	5,952	5,530	+8
U.S. Midwest	3,476	3,437	+1
Corporate Center	443	420	+5
Total	78,006	60,596	+29
Discontinued Operations[2]	8,874	9,114	–3
Degussa[3]	40,888	40,155	+2

[1]	Figures do not include apprentices, managing directors, or board members.

[2]	Includes Ruhrgas Industries and Viterra.

[3]	Accounted for using the equity method; at June 30, 2005, Degussa had 1,533 apprentices.
The number of Central Europe’s employees increased by 15 percent from the figure for year end 2004. This resulted from the addition of Gorna Oryahovitza and Varna, regional electric distribution companies in Bulgaria (a total of about 3,700 employees), the IT service provider E.ON IS (formerly is:energy, about 1,300 employees), and DDGáz and Kögáz, Hungarian gas distribution companies (a total of about 900 employees).
At the end of the first half of 2005, the U.K. market unit had 12,363 employees. This roughly 19 percent rise from year end 2004 is attributable to the integration of staff formerly employed by an external service provider.
During the reporting period, wages and salaries including social security contributions totaled €2.2 billion, compared with €2 billion a year ago.

Interim Report II/2005
Risk Situation
In the normal course of business, we are subject to a number of risks that are inseparably linked to the operation of our businesses.
Technologically complex facilities are involved in the production and distribution of energy. Operational failures or extended production stoppages of facilities or components of facilities could adversely impact our earnings situation. We address these risks through ongoing employee training and qualification programs and regular facility and system maintenance.
During the normal course of business, E.ON is exposed to interest rate, currency, commodity price, and counterparty risks which we address through the targeted use of financial instruments.
Our market units operate in an international market environment characterized by general risks related to the business cycle and by more intense competition. We use a comprehensive sales monitoring system and derivative financial instruments to minimize the price and sales risks of liberalized markets.
The political, legal, and regulatory environment in which the E.ON Group does business is a source of additional external risks. Our goal is to play an active and informed role in shaping our business environment. We pursue this goal by engaging in a systematic and constructive dialog with political leaders and representatives of government agencies.
The operational and strategic management of the E.ON Group relies heavily on complex information technology. Our IT systems are maintained and optimized by qualified E.ON Group experts, outside experts, and certain technological security measures.
In the period under review the E.ON Group’s risk situation did not change substantially from year end 2004.
Outlook
For 2005 we expect the E.ON Group’s adjusted EBIT to be slightly above the record number we posted in 2004. Thanks to the successful divestment of Viterra and Ruhrgas Industries, we expect net income for 2005 to substantially surpass the prior-year figure.
The earnings forecast by market unit is as follows:
For 2005 we expect the adjusted EBIT of the Central Europe market unit to be above the prior-year number. The main drivers will be the passthrough of higher wholesale electricity prices to end customers, the implementation of groupwide optimization programs, and the realization of regional synergies.
We now expect Pan-European Gas’s adjusted EBIT to be slightly below the figure for 2004 due to sharply higher heating oil prices. In addition, we anticipate that our acquisition of a majority ownership interest in the gas business of Hungary’s Mol will be delayed.
For the U.K. market unit, we expect adjusted EBIT to be slightly above prior year’s level. From today’s perspective, the growth rate seen in the first half of 2005 will decrease, mainly due to integration costs in the non-regulated business.
We anticipate that Nordic’s adjusted EBIT for 2005 will be on par with the figure posted in 2004. For the remainder of the year the favorable development of Nordic’s business year to date will be largely offset by lower retail earnings as a result of the January storm and by planned costs for rebranding Sydkraft to E.ON Sverige.
We expect U.S. Midwest’s 2005 adjusted EBIT to be slightly ahead of the 2004 figure in local currency. From today’s perspective, the positive effects of higher gas and electric rates will be partly offset by higher coal prices in the non-regulated business.

Interim Report II/2005
Market Units
Central Europe
Central Europe

January 1 - June 30
€ in millions	2005	2004	+/– %
Sales	12,505	10,866	+15
— Thereof energy taxes	543	540	+1
Adjusted EBITDA	2,948	2,689	+10
Adjusted EBIT	2,337	2,159	+8
Electricity prices on European’s energy exchanges rose sharply during the first half of 2005. EEX prices for year-ahead baseload power topped €43 per MWh for the first time, a 25 percent increase from the prices quoted in January of this year. Price levels reflect continued high coal prices and the substantial increase in prices for CO2 certificates.
Depending on their analysis of the market and their willingness to accept risk, larger industrial customers tended to be reluctant to enter into new supply agreements. Electricity prices for residential customers were unchanged in the second quarter.
Central Europe sold approximately 8.4 billion kWh more electricity than in the prior-year period, mainly due to the sale of larger volumes of electricity the company was required to purchase under the Renewable Energy Law. Another factor was the inclusion of Gorna and Varna, Bulgarian regional electric distribution companies that became consolidated E.ON subsidiaries in the period under review.
Central Europe met about 48 percent of its power requirements with electricity from its own generation assets, compared with 53 percent in the year-earlier period. Central Europe’s generation business can capitalize on the advantages of a flexible energy resource portfolio. Compared with the prior year, Central Europe procured around 11 billion kWh more electricity from jointly owned power stations and outside sources. This increase is principally attributable to the purchase of larger volumes of wind power subsidized under the Renewable Energy Law as well as to the inclusion of the Bulgarian regional electric distribution companies.
Despite the inclusion of Hungary’s Kögáz and DDGáz and two gas utilities at E.ON Bayern, all of which became consolidated E.ON companies in the period under review, gas sales at Central Europe’s regional utilities were unchanged from the prior-year figure. The factors include temperature-driven declines in sales volume and keener competition in the sales partner and the industrial and commercial segments.
Central Europe grew sales by 15 percent relative to the prior-year period, mainly due to the passthrough of costs for electricity subsidized under the Renewable Energy Law, higher electricity and gas prices in Germany, and the consolidation effects mentioned above.

Interim Report II/2005
Power Generation and Procurement1

January 1 - June 30
Billion kWh	2005	2004	+/–%
Owned generation	66.5	68.4	–3
Purchases	73.1	61.8	+18
— from jointly owned power plants	6.7	6.0	+12
— from outside sources	66.4	55.8	+19
Power procured	139.6	130.2	+7
Plant-use, transmission losses, pumped-storage hydro	–6.1	–5.1	—
Power sales	133.5	125.1	+7

[1]	Excludes energy trading activities.
Adjusted EBIT rose €178 million year-on-year, with Central Europe’s business units developing as follows:
Central Europe West Power grew adjusted EBIT by €212 million, chiefly due to improved gross margins. The key factor was the passthrough to end customers of the fuel-driven increase in wholesale prices. Adverse affects include higher costs for conventional fuel and for electricity purchased from jointly owned power stations and outside sources.
Adjusted EBIT at Central Europe West Gas was €12 million below the prior-year level. Lower sales volumes and higher procurement costs could not be counteracted by the consolidation effects at E.ON Bayern or by higher sales prices.
Central Europe East’s adjusted EBIT increase of €14 million is attributable to the inclusion of Varna and Gorna, which became consolidated E.ON companies on March 1, 2005, and to the sale of minority stakes in the Czech Republic.
Adjusted EBIT recorded under Other/Consolidation declined by €36 million year-on-year, mainly due to lower equity earnings and the divestment of shareholdings in the prior year.
Financial Highlights by Business Unit

	Central Europe West				Central Europe		Other/
January 1 - June 30	Power		Gas		East		Consolidation		Central Europe
€ in millions	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Sales[1]	8,580	7,406	2,086	1,864	1,201	944	95	112	11,962	10,326
Adjusted EBITDA	2,336	2,103	379	382	222	189	11	15	2,948	2,689
Adjusted EBIT	1,963	1,751	277	289	135	121	–38	–2	2,337	2,159

[1]	Excludes energy taxes; energy trading activities are recognized net.

Interim Report II/2005
Market Units
Pan-European Gas
Pan-European Gas

January 1 - June 30
€ in millions	2005	2004	+/–%
Sales	8,860	6,863	+29
—Thereof energy taxes	1,682	1,583	+6
Adjusted EBITDA	978	1,042	–6
Adjusted EBIT	803	870	–8
In the first half of 2005 Germany’s consumption of primary energy fell by 1 percent, while its consumption of natural gas rose by 1 percent relative to the same period last year. A temperature-drive increase in demand in the first quarter was followed by a further slight increase in the second quarter. Second-quarter temperatures in E.ON Ruhrgas’s sales territory were on par with the prior-year figure and about 0.4°C below the historical average.
E.ON Ruhrgas AG sold 363.1 billion kWh of gas in the first half of 2005, about 8 percent more than in the prior-year period. Second-quarter sales volumes rose by 10 percent year-on-year to 137.5 billion kWh.
Gas Sales by Period1

January 1 - June 30
Billion kWh	2005	2004	+/–%
First quarter	225.6	211.2	+7
April	57.7	52.9	+9
May	44.5	40.7	+9
June	35.3	31.8	+11
Second quarter	137.5	125.4	+10
Gas sales	363.1	336.6	+8

[1]	Gas sales of E.ON Ruhrgas AG.
The volume growth resulted mainly from higher sales volumes outside Germany, which increased by over 70 percent year-on-year. Outside Germany, Pan-European Gas’s most import sales markets are the U.K. and Switzerland. Along with gas deliveries to E.ON UK, which began in October 2004, deliveries to new customers in France, Denmark, and Italy also contributed to the positive development of this market unit’s international business. In addition, a two-year supply contract was concluded with a new industrial customer in Denmark in the second quarter of 2005. Furthermore, a supply agreement was reached with Thüga Italia for the 2005/ 2006 delivery period. In Germany, E.ON Ruhrgas AG sold more gas in the second quarter, primarily to publicly owned power stations. Sales volumes to regional gas companies and municipal utilities were stable, while those to industrial customers declined slightly.
As in the previous year, regional gas companies constituted E.ON Ruhrgas AG’s largest customer segment, accounting for 49 percent of total gas sales (prior year: 53 percent). Twenty-four percent (prior year: 25 percent) of total sales went to municipal utilities. Deliveries to industrial customers accounted for 9 percent (prior year: 11 percent) of total sales. Sales outside Germany increased from 11 percent of total sales in the first half of 2004 to 18 percent in the period under review.
Sales at Pan-European Gas increased to €8.9 billion, while adjusted EBIT declined by 8 percent, in the first six months of 2005.
The Up-/Midstream business unit grew sales by 38 percent year-on-year to €6.4 billion. This positive sales performance results mainly from higher sales volumes in the midstream business in conjunction with higher average sales prices. The upstream business also benefited from higher sales prices and increased production compared with the prior-year period. In 2004 Scoter did not begin production until March, whereas in 2005 Scoter produced throughout the entire period under review.
Sales were higher at the Downstream Shareholdings business unit primarily due to consolidation effects at Thüga Italia. In late June 2005 E.ON Ruhrgas acquired a majority ownership interest in Distrigaz Nord, a Romanian gas distribution company. Distrigaz Nord became a consolidated E.ON company on June 30, 2005.
The main factor behind the decline in Pan-European Gas’s adjusted EBIT was the midstream business, which was adversely affected by continued higher heating oil prices. Natural gas prices are linked to heating oil prices. As a result, natural gas procurement costs have risen substantially. Because gas prices respond to changes in heating oil prices more rapidly on the procurement side than on the sales side, there was a significant adverse affect on adjusted EBIT.

Interim Report II/2005
Overall, the Up-/Midstream business unit’s adjusted EBIT fell by 21 percent. The positive development of the upstream business, where higher oil and gas prices contributed to an improved adjusted EBIT performance, counteracted only to a limited degree the adverse effects in the midstream business.
The Downstream business unit grew adjusted EBIT by 19 percent year-on-year to €347 million. This is principally attributable to higher equity earnings at E.ON Ruhrgas International and Thüga.
Financial Highlights by Business Unit

			Downstream		Other/
January 1 - June 30	Up-/Midstream		Shareholdings		Consolidation[1]		Pan-European Gas[1]
€ in millions	2005	2004	2005	2004	2005	2004	2005	2004
Sales[2]	6,438	4,678	956	768	–216	–166	7,178	5,280
Adjusted EBITDA	595	710	384	334	–1	–2	978	1,042
Adjusted EBIT	457	580	347	292	–1	–2	803	870

[1]	Adjusted for discontinued operations (Ruhrgas Industries).

[2]	Excludes energy taxes.
U.K.
U.K.

January 1 June 30
€ in millions	2005	2004	+/–%
Sales	4,876	4,468	+9
Adjusted EBITDA	908	800	+14
Adjusted EBIT	613	520	+18
Gas prices at the National Balancing Point rose significantly in the first half of 2005, driven by the rise in forward oil prices and continued security of supply concerns for the winter. Across the six months, the price of the 2006 calendar year product rose from 32 pence per therm to 56 pence per therm. This represents an increase of 75 percent since the start of the year and a 93 percent increase over the last 12 months.
Power prices in the U.K. continued to be driven by rising gas prices and increasingly by carbon prices. In the first six months of 2005, winter 2005/2006 baseload contracts increased from £33 per MWh to close at above £59 per MWh. This represents an increase of 79 percent since the start of the year and an increase of 90 percent over the last 12 months.
In response to increases in wholesale energy prices, the U.K. market unit has increased its consumer retail prices for electricity by 7.2 percent and for gas by 11.9 percent with effect from August 31, 2005. Other leading suppliers have indicated that increases in retail prices are likely due to soaring wholesale prices and higher energy efficiency and environmental costs.
The decrease in power and gas sales volumes is in the industrial and commercial market, where the focus has been on securing margin in volatile market conditions.
Sales by Customer Segment1

January 1 - June 30
Billion kWh	2005	2004	+/–%
Power—Residential	18.9	18.7	+1
Power—SME and I&C	11.6	14.2	–18
Total Power sales	30.5	32.9	–7
Gas—Residential	39.7	38.0	+4
Gas—SME and I&C	18.1	20.0	–10
Total gas sales	57.8	58.0	—

[1]	Excludes wholesale and energy trading activities.

Interim Report II/2005
Market Units
Power Generation and Procurement

January 1 - June 30
Billion kWh	2005	2004	+/ –%
Owned generation	17.7	17.8	–1
Purchases	13.8	16.1	–14
— Jointly owned power plants	0.9	1.4	–36
— Outside sources	12.9	14.7	–12
Power procured	31.5	33.9	–7
Plant-use, transmission losses, pumped-storage hydro	–1.0	–1.0	—
Power sales	30.5	32.9	–7
E.ON UK’s attributable generation portfolio was 8,807 MW at June 30, 2005, an increase of 842 MW from the figure for March 31, 2005, due to the recommissioning of Killingholme Module 2 (450 MW) in April and the purchase of the Enfield CCGT generating asset (392 MW) in April.
E.ON UK increased its sales in the first half of 2005 compared with the prior year as a result of rising retail prices to offset the increase in wholesale energy costs.
Adjusted EBIT at the regulated business was up €8 million due to a full six-month contribution from Midlands Electricity which was acquired on January 16, 2004.
In the non-regulated business, adjusted EBIT increased by €113 million, largely due to special items. These included benefits from the integration of customer services activities relating to former TXU customers that were previously outsourced to an external service provider. In addition, E.ON UK received payments from the TXU administrator for outstanding renewables obligation charges from 2002/2003 and benefited from a favorable settlement on outstanding TXU gas imbalance charges. Furthermore E.ON UK benefited from higher wholesale prices as well as further operational improvements.
The €28 million decrease in adjusted EBIT recorded under Other/Consolidation is mainly due to no deferred warranty income from previous asset sales and lower earnings from the international assets following divestment of the interests in the 1,220 MW Paiton plant in 2004.
Financial Highlights by Business Unit

	Regulated		Non-regulated		Other/
January 1 - June 30	business		business		Consolidation		U.K.
€ in millions	2005	2004	2005	2004	2005	2004	2005	2004
Sales	413	472	4,562	4,115	–99	–119	4,876	4,468
Adjusted EBITDA	297	288	655	530	–44	–18	908	800
Adjusted EBIT	223	215	442	329	–52	–24	613	520
Nordic
Nordic

January 1 - June 30
€ in millions	2005	2004	+/ –%
Sales	1,796	1,753	+2
— Thereof energy taxes	236	220	+7
Adjusted EBITDA	639	598	+7
Adjusted EBIT	447	393	+14
During the first six months of the year, average electricity spot prices were slightly lower than in the first half of 2004. Hydropower production has been high, particularly during the spring. This was based on a surplus in the hydrological balance of +15 TWh above long-term average at the beginning of the year. Demand was dampened by above-normal temperatures in January and February and then positively affected by colder weather in March. Spot prices declined

Interim Report II/2005
again at the end of May, when energy-intensive Finnish paper mills were closed due to an industry-wide lockout.
Forward prices for wholesale electricity increased substantially during the first half of this year reflecting rising prices for CO2 emission rights and for oil and coal. In compliance with a decision by the Swedish government, Barsebäck 2, a 600 MW nuclear power plant, was permanently withdrawn on May 31, 2005.
Competition has remained keen on the Nordic retail markets. In the wake of the January storm, in Sweden Sydkraft has focused on restoring public and customer confidence. Recent opinion polls indicate that these measures have been effective. Preparations for rebranding Sydkraft to E.ON Sverige are in progress; the name change will take place in the fall.
After the January storm, Sydkraft estimates that the costs for rebuilding its distribution grid and compensating customers will be approximately €140 million.The direct and indirect effects were significant and affected much of our operations in Sweden.These effects are extraordinary in nature and will not affect adjusted EBIT.
Nordic sold 0.5 billion kWh less electricity compared with the same period in 2004.The decrease resulted from lower sales to residential and commercial customers, primarily as a result of the January storm. Nordic sold 94 percent of its power in Sweden and 6 percent in Finland.
Nordic covered approximately 70 percent of its electricity sales with power from its own generation assets. Generation increased by 0.6 billion kWh relative to the prior-year period. Higher reservoir levels at the start of the year along with higher inflow during the period under review resulted in higher hydropower generation. Nuclear power production declined compared with 2004, which was characterized by very high availability. In 2005, there was one longer and several shorter unplanned outages in Nordic’s reactors. Lower spot electricity prices explain the decline in generation from fossil-fuel and CHP units.
Power Generation and Procurement

January 1 - June 30
Billion kWh	2005	2004	+/–%
Owned generation	17.2	16.6	+4
Purchases	8.1	9.2	–12
— Jointly owned power plants	5.1	5.5	–7
— Outside sources	3.0	3.7	–19
Power procured	25.3	25.8	–2
Plant-use, transmission losses	–1.0	–1.0	—
Power sales	24.3	24.8	–2

Interim Report II/2005
Market Units
Gas and Heat Sales

January 1 - June 30
Billion kWh	2005	2004	+/–%
Gas sales	3.9	3.7	+5
Heat sales	6.0	5.8	+3
Gas sales increased slightly due to higher sales to industrial customers. Heat sales improved due to lower temperatures in the period under review.
Nordic’s sales of €1,796 million were slightly above the prior-year figure. Lower electricity sales volumes and somewhat lower spot prices were more than compensated by successful hedging activities.
Nordic increased adjusted EBIT by €54 million year-on-year to €447 million. The improvement was primarily a result of increased hydroelectric production and successful hedging activities, which enabled Nordic to secure higher effective sales prices for its production portfolio. Nordic’s adjusted EBIT from its gas operations improved due to a favorable spread between gas oil and fuel oil prices. Nordic’s Finnish business unit reported lower adjusted EBIT, mainly as a result of a decline in earnings from energy trading activities and lower revenues at its retail operations.
Financial Highlights by Business Unit

January 1 - June 30	Sweden		Finland		Nordic
€ in millions	2005	2004	2005	2004	2005	2004
Sales[1]	1,435	1,406	125	127	1,560	1,533
Adjusted EBITDA	602	550	37	48	639	598
Adjusted EBIT	428	363	19	30	447	393

[1]	Excludes energy taxes.
U.S. Midwest
U.S.Midwest

January 1 - June 30
€ in millions	2005	2004	+/–%
Sales	1,029	963	+7
Adjusted EBITDA	280	261	+7
Adjusted EBIT	180	168	+7
Through June 2005, spot electricity prices in the Midwest, driven primarily by higher gas prices, increased to approximately $48 per MWh, compared to $44 per MWh for the same period in 2004. Prices at the Henry Hub natural gas spot market averaged $6.63 per MMBtu compared to $5.85 per MMBtu for the same period in 2004.
Forward gas prices increased slightly on average at Henry Hub driven by oil prices, wheather, and supply concerns. Forward power prices in the U.S. Midwest increased moderately driven by higher gas prices.

Interim Report II/2005
Sales by Customer Segment

January 1 - June 30
Billion kWh	2005	2004	+/–%
Regulated utility business	18.2	17.9	+2
— Retail customers	15.8	15.8	—
— Off-system sales	2.4	2.1	+14
Non-regulated business	5.7	5.7	—
Power sales	23.9	23.6	+1
Retail customers	8.0	8.5	–6
Off-system sales	0.8	0.4	+100
Gas sales	8.8	8.9	–1
Through June 2005, the regulated utility’s retail power sales volumes were relatively flat compared with 2004, while off-system sales volumes were higher compared to 2004 due to higher market prices during the off-peak period. Retail natural gas sales volumes declined due largely to milder winter weather compared with 2004. Off-system sales of natural gas increased due to the sale of volumes not used to serve retail customers.
Power Generation and Procurement

January 1 - June 30
Billion kWh	2005	2004	+/–%
Proprietary generation	22.9	22.7	+1
— Owned power stations	17.2	17.1	+1
— Leased power stations	5.7	5.6	+2
Purchases	2.4	2.5	–4
Power procurement	25.3	25.2	—
Plant-use and transmission losses	–1.4	–1.6	—
Power sales	23.9	23.6	+1
Ninety-eight percent of U.S. Midwest’s electricity generation was from coal-fired power stations. Gas, oil, hydro, and other energy sources accounted for 2 percent of generation. U.S. Midwest’s generation portfolio decreased by 275 MW from year end 2004 to 9,391 MW due to the sale of the Gregory partnership.
U.S. Midwest’s sales through June 2005 increased 7 percent (in local currency 12 percent) resulting primarily from higher wholesale revenues due to higher prices and the increase in retail electric and gas rates effective July 1, 2004, as approved by the Kentucky Public Service Commission, offset by the U.S. dollar’s deterioration against the euro. Adjusted EBIT increased 7 percent (in local currency 12 percent) mainly driven by higher sales.
Adjusted EBIT at U.S. Midwest’s regulated utility operations improved from 2004 primarily as a result of the increased retail electric and gas rates. In addition, the contribution from off-system sales exceeded the previous year’s figure due to higher prices and volumes in the off-system wholesale electric market offset by costs associated with participation in Midwest Independent Transmission System Operator (MISO), higher depreciation on newly installed assets, and the U.S. dollar’s deterioration against the euro in the first half 2005.
Adjusted EBIT at the non-regulated operations was comparable to 2004.
Financial Highlights by Business Unit

	Regulated		Non-regulated
January 1 - June 30	business		business/Other		U.S.Midwest
€ in millions	2005	2004	2005	2004	2005	2004
Sales	888	827	141	136	1,029	963
Adjusted EBITDA	263	243	17	18	280	261
Adjusted EBIT	169	156	11	12	180	168

Interim Report II/2005
Interim Financial Statements (Unaudited)
E.ON AG and Subsidiaries Consolidated Statements of Income

	April 1 - June 30		January 1 - June 30
€ in millions	2005	2004	2005	2004
Sales	12,507	10,465	28,408	24,588
Energy taxes	–1,017	–944	–2,453	–2,338
Sales, net of energy taxes	11,490	9,521	25,955	22,250
Cost of goods sold and services provided	–8,856	–6,495	–20,041	–16,090
Gross profit on sales	2,634	3,026	5,914	6,160
Selling expenses	–884	–988	–1,903	–2,099
General and administrative expenses	–356	–317	–684	–570
Other operating income	2,177	1,398	4,209	3,177
Other operating expenses	–1,401	–1,046	–3,029	–2,415
Financial earnings	184	12	170	–77
Income/Loss (–) from continuing operations before income taxes and minority interests	2,354	2,085	4,677	4,176
Income taxes	–766	–664	–1,514	–1,199
Minority interests	–100	–106	–276	–275
Income/Loss (–) from continuing operations	1,488	1,315	2,887	2,702
Income/Loss (–) from discontinued operations,net	79	45	139	113
Net income	1,567	1,360	3,026	2,815

Earnings per share in €, basic and diluted
— from continuing operations	2.25	2.00	4.38	4.12
— from discontinued operations	0.12	0.07	0.21	0.17
— from net income	2.37	2.07	4.59	4.29

Interim Report II/2005
E.ON AG and Subsidiaries Consolidated Balance Sheets

	June 30,	Dec. 31,
€ in millions	2005	2004
Assets
Goodwill	14,831	14,454
Intangible assets	3,717	3,788
Property, plant, and equipment	40,155	43,563
Financial assets	17,616	17,263
Fixed assets	76,319	79,068
Inventories	2,050	2,647
Financial receivables and other financial assets	1,965	2,124
Operating receivables and other operating assets	18,561	15,759
Assets of disposal groups	7,138	553
Liquid funds (thereof cash and cash equivalents < 3 months 2005: 3,336; 2004: 4,176)	12,077	12,016
Nonfixed assets	41,791	33,099
Deferred taxes	1,633	1,551
Prepaid expenses	346	344
Total assets	120,089	114,062
E.ON AG and Subsidiaries Consolidated Balance Sheets

	June 30,	Dec. 31,
€ in millions	2005	2004
Stockholders’ equity and liabilities
Stockholders’ equity	36,367	33,560
Minority interests	4,370	4,144
Provisions for pensions	7,771	8,589
Other provisions	25,292	25,653
Accrued liabilities	33,063	34,242
Financial liabilities	18,593	20,301
Operating liabilities	15,463	14,054
Liabilities	34,056	34,355
Liabilities of disposal groups	4,748	54
Deferred taxes	6,808	6,605
Deferred income	677	1,102
Total stockholders’ equity and liabilities	120,089	114,062

Interim Report II/2005
Interim Financial Statements (Unaudited)
E.ON AG and Subsidiaries Consolidated Statements of Cash Flow

January 1 - June 30
€ in millions	2005	2004
Net income	3,026	2,815
Income applicable to minority interests	276	275
Adjustments to reconcile net income to net cash provided by operating activities
Income from discontinued operations, net	–139	–113
Depreciation, amortization, impairment	1,380	1,333
Changes in provisions	–485	–533
Changes in deferred taxes	247	46
Other noncash income and expenses	–399	–134
Gain/Loss (–) on disposal of fixed assets	–60	–458
Changes in nonfixed assets and other operating liabilities	–987	–502
Cash provided by operating activities	2,859	2,729
Proceeds from disposal of
equity investments	280	1,461
intangible and fixed assets	72	171
Purchase of
equity investments	–769	–1,811
intangible and fixed assets	–1,051	–1,042
Changes in other liquid funds	–417	957
Cash provided by (used for) investing activities	–1,885	–264
Payments received/made from changes in capital, including minority interests	2	—
Payments for treasury stock, net	–30	—
Payment of cash dividends to
stockholders of E.ON AG	–1,549	–1,312
minority stockholders	–225	–255
Changes in financial liabilities	269	–360
Cash provided by (used for) financing activities	–1,533	–1,927
Net increase (decrease) in cash and cash equivalents maturing (< 3 months) from continuing operations	–559	538
Effect of foreign exchange rates on cash and cash equivalents (< 3 months)	94	8
Cash and cash equivalents (< 3 months) at the beginning of the period	4,176	3,321
Cash and cash equivalents (< 3 months) from discontinued operations at the beginning of the period	–375	–152
Cash and cash equivalents from continuing operations at the end of the period (< 3 months)	3,336	3,715
Available-for-sale securities (> 3 months) from continuing operations at the end of the period	8,741	7,463
Available-for-sale securities (> 3 months) from discontinued operations at the end of the period	—	22
Cash and cash equivalents (< 3 months) from discontinued operations at the end of the period	—	152
Liquid funds as shown on the balance sheet	12,077	11,352

Interim Report II/2005
Consolidated Statements of Changes in Stockholders’ Equity

				Accumulated other comprehensive income
		Additional		Currency	Available-	Minimum
		paid-in	Retained	translation	for-sale	pension	Cash flow	Treasury
€ in millions	Capital Stock	capital	earnings	adjustments	securities	liability	hedges	stock	Total
Balance as of January 1, 2004	1,799	11,564	16,976	–1,021	1,184	–492	20	–256	29,774
Shares repurchased/sold								1	1
Dividends paid			–1,312						–1,312
Net income			2,815						2,815
Other comprehensive income				416	569	37	116		1,138
Total comprehensive income									3,953
Balance as of June 30, 2004	1,799	11,564	18,479	–605	1,753	–455	136	–255	32,416
Balance as of January 1, 2005	1,799	11,746	20,003	–896	2,178	–1,090	76	–256	33,560
Shares repurchased/sold								–30	–30
Dividends paid			–1,549						–1,549
Net income			3,026						3,026
Other comprehensive income				426	831	14	89		1,360
Total comprehensive income									4,386
Balance as of June 30, 2005	1,799	11,746	21,480	–470	3,009	–1,076	165	–286	36,367

Interim Report II/2005
Notes
Accounting and Valuation Policies
The accounting and valuation policies used to prepare the Interim Financial Statements for the six months ended June 30, 2005, correspond to those used for the Consolidated Financial Statements for the year ended December 31, 2004.
Publication of New Accounting Standards
In March 2005 the FASB issued Interpretation (FIN) 47, Accounting for Conditional Asset Retirement Obligations—An Interpretation of FASB Statement No. 143. FIN 47 clarifies that SFAS 143 also applies to asset retirement obligations even though uncertainty exists about the timing and/or method of settlement. FIN 47 is effective for fiscal years ending after December 15, 2005. E.ON is currently evaluating what effect the adoption of FIN 47 will have on its Consolidated Financial Statements.
Variable Interest Entities
On January 1, 2004, E.ON adopted the revised version of FIN 46 published in December 2003 (FIN 46R).
As of June 30, 2005, E.ON’s variable interest entities (VIEs) consist of two real estate leasing companies, two jointly managed electric generating companies, a company to manage and dispose of real estate, and a company that manages shareholdings.
As of June 30, 2005, E.ON consolidated VIEs with total assets and corresponding liabilities and equity of approximately €1,128 million (including €304 million in assets and liabilities of disposal groups) and earnings of €21 million (including €12 million in income from discontinued operations). Fixed assets and other assets in the amount of €133 million serve as collateral for liabilities relating to financial leases and bank loans. With the exception of two VIEs, there are limits to the recourse of creditors of the consolidated VIEs to the consolidating companies. In the case of these two VIEs, the liabilities total €93 million for the consolidating companies.
In addition, since July 1, 2000, E.ON has had a contractual relationship with a VIE, a leasing company operating in the energy industry, for which we are not the primary beneficiary. This entity has total assets and corresponding liabilities and equity of €120 million and annual earnings of roughly €29 million. E.ON’s maximum exposure to loss relating to this VIE is approximately €15 million. Management considers it unlikely that this loss will be realized.
The financial situation of another special-purpose entity, which has existed since 2001 and will operate until the fourth quarter of 2005, cannot be computed pursuant to FIN 46R due to lack of information. The entity’s activities consist of liquidating the assets of divested operations. Its original assets and corresponding liabilities and equity totaled €127 million. Management does not expect E.ON’s results of operations to be adversely affected by this entity’s operations.
Acquisitions, Disposals, and Discontinued Operations
Acquisitions in 2005
On February 22, 2005, E.ON Energie acquired 67 percent ownership interests in Gorna Oryahovitza and Varna, Bulgarian regional electric distribution companies. The aggregate purchase price of approximately €140 million was paid in 2004. The two utilities became consolidated E.ON companies on March 1, 2005.
In the first half of 2005 E.ON UK acquired, in two tranches, 100 percent of the equity of Enfield Energy Centre Ltd., which operates a gas-fired power station near London. With an installed capacity of 392 MW, the power station can generate enough power for 300,000 homes. The purchase price was approximately €180 million. Enfield Energy Centre became a consolidated E.ON company on April 1, 2005.
On June 28, 2005, E.ON Ruhrgas purchased a 30 percent ownership interest in Distrigaz Nord from the Romanian government for €125 million. On the same date, the ownership interest rose to 51 percent following a capital increase of €178 million. Distrigaz Nord became a consolidated E.ON company on June 30, 2005.
Discontinued Operations
On May 17, 2005, E.ON sold Viterra to Deutsche Annington GmbH. The purchase price for Viterra’s equity was approximately €4 billion. The total value of the transaction was approximately €7 billion. This figure includes interest-bearing liabilities and provisions to be assumed by the purchaser. The transaction received antitrust approval in early August.
On June 15, 2005, E.ON Ruhrgas sold Ruhrgas Industries to CVC Capital Partners, a European private equity firm. The purchase price for Ruhrgas Industries’ equity was approximately €1.2 billion. The total value of the transaction was approximately €1.5 billion. This figure includes net debt and provisions to be assumed by the purchaser. Management expects the transaction, which is subject to antitrust approval, to close in September 2005.
Both disposals are in line with E.ON’s strategy of focusing on its core power and gas business.

Interim Report 11/2005
Pursuant to U.S. GAAP, the income and expenses related to these operations are reported separately under “Income/ Loss (–) from discontinued operations, net.” The Consolidated Statements of Income and the Consolidated Statements of Cash Flows, including the notes relating to them, for the period ended June 30, 2005, and for the prior periods have been adjusted for these discontinued operations. The assets and liabilities of these discontinued operations are shown in the Consolidated Balance Sheets for the period ended June 30, 2005, under “Assets of disposal groups” and “Liabilities of disposal groups.” No reclassification of prior-year balance-sheet line items attributable to discontinued operations takes place, as such reclassification is not permitted by SFAS 144.
The following table shows the major line items of the statements of income of the above-named operations:
Major Income Statement Line Items of Discontinued Operations (Summary)

January 1 - June 30	Viterra		Ruhrgas Industries		Other
in Mio €	2005	2004	2005	2004	2005	2004
Sales	439	439	629	567	—	—
Other operating income/expenses, net	–311	–348	–610	–535	10	–3
Income/Loss (–) before income taxes and minority interests	128	91	19	32	10	–3
Income taxes	–8	13	–6	–11	–4	—
Minority interests	—	–8	—	–1	—	—
Income/Loss (–) from discontinued operations, net	120	96	13	20	6	–3
The following table contains the major balance sheet line items of the discontinued operations Viterra and Ruhrgas Industries and of the hydroelectric capacity, classified as a disposal group, that E.ON obtained in conjunction with its acquisition of Graninge. This disposal group and our acquisitions in 2004 are described in detail in our 2004 Annual Report.
Major Balance Sheet Line Items of Discontinued Operations and Disposal Groups (Summary)

			Graninge
			hydroelectric
June 30, 2005		Ruhrgas	capacity
€ in millions	Viterra	Industries	disposal group	Total
Fixed assets	4,226	621	529	5,376
Nonfixed assets	1,185	577	—	1,762
Total assets	5,411	1,198	529	7,138
Total liabilities (including minority interests)	4,159	537	52	4,748
Net assets	1,252	661	477	2,390
Research and Development
The E.ON Group’s research and development expense totaled €9 million in the first six months of 2005, compared with €8 million for the same period last year.

Interim Report II/2005
Notes
Earnings per Share
Earnings per share were computed as follows:
Earnings per Share

	April 1 - June 30		January 1 - June 30
	2005	2004	2005	2004
Income/Loss (–) from continuing operations (€ in millions)	1,488	1,315	2,887	2,702
Income/Loss (–) from discontinued operations, net (€ in millions)	79	45	139	113
Net income (€ in millions)	1,567	1,360	3,026	2,815
Weighted average number of shares outstanding (in 1,000)	658,015	656,031	659,036	656,029
Earnings per share (in €)
—from continuing operations	2.25	2.00	4.38	4.12
—from discontinued operations	0.12	0.07	0.21	0.17
—from net income	2.37	2.07	4.59	4.29
Financial Earnings
The table below provides details of financial earnings for the periods indicated:
Financial Earnings

January 1 - June 30
€ in millions	2005	2004	+/–%
Income from companies accounted for using the equity method	420	338	+24
Other income from companies in which share investments are held	130	104	+25
Income from share investments	550	442	+24
Income from other long–term securities	24	13	+85
Income from long–term loans	26	43	–40
Other interest and similar income	554	263	+111
Interest and similar expenses	–948	–831	–14
— thereof SFAS 143 accretion expense	–250	–250	—
— thereof from financial liabilities to affiliated companies and to companies in which share investments are held	–20	–16	–25
Interest and similar expenses (net)	–344	–512	+33
Writedown of financial assets and long–term loans	–36	–7	–414
Financial earnings	170	–77	—

Interim Report II/2005
Goodwill and Intangible Assets
The table below shows the changes in the carrying amount of goodwill in the first half of 2005 by segment.
Goodwill1

		Pan-					Cor-
	Central	European				U.S.	porate	Other
€ in millions	Europe	Gas		U.K.	Nordic	Midwest	Center	Activities		Total
Book value as of December 31, 2004	2,305	3,920		4,779	359	3,080	1	10		14,454
Goodwill additions/disposals	36	52		8	1	—	—	—		97
Goodwill impairment	—	—		—	—	—	—	—		—
Other changes[2]	–1	–326	[3]	245	–14	386	—	–10	[3]	280
Book value as of June 30, 2005	2,340	3,646		5,032	346	3,466	1	—		14,831

[1]	Excludes goodwill of companies accounted for using the equity method.

[2]	Other changes include transfers and exchange-rate differences.

[3]	Reclassifaction of Ruhrgas Industries and Viterra as discontinued operations.
Intangible Assets
As of June 30, 2005, and December 31, 2004, E.ON’s intangible assets, including advance payments on intangible assets, and related accumulated amortization consist of the following:
Intangible Assets

	June 30,	Dec.31,
€ in millions	2005	2004
Intangible assets subject to amortization
Acquisition costs	4,664	4,544
Accumulated amortization	1,769	1,647
Net book value	2,895	2,897
Intangible assets not subject to amortization	822	891
Total	3,717	3,788
In the first six months of 2005, E.ON recorded an amortization expense of €175 million (prior year: €160 million) on intangible assets and a nonrecurring amortization expense of €0 million (prior year: €1.5 million) on intangible assets. We did not record impairment charges in the first six months of 2005.
Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for the rest of 2005 and each of the five succeeding fiscal years is as follows: 2005 (remaining six months): €183 million, 2006: €317 million, 2007: €291 million, 2008: €214 million, 2009: €179 million, 2010: €154 million. As acquisitions and dispositions occur in the future, actual amounts could vary.
Treasury Shares Outstanding
As of June 30, 2005, E.ON AG held 4,374,398 treasury shares. E.ON subsidiaries held another 28,922,194 shares of E.ON stock. The increase in the number of shares held by E.ON subsidiaries is attributable to the on-market purchase of 450,000 shares of E.ON stock in connection with the voluntary share-exchange offer made to Contigas shareholders. In early July these shares were used to execute the share-exchange offer. E.ON thus holds 4.8 percent of its capital stock as treasury shares.
Dividends Paid
On April 27, 2005, the Annual Shareholders Meeting voted to distribute a dividend of €2.35 per share of common stock, a €0.35 increase from the previous dividend, for a total dividend payout of €1,549 million.

Interim Report II/2005
Notes
Provisions for Pensions
The net periodic benefit cost for defined benefit plans is as follows:
Net Periodic Benefit Cost for Defined Benefit Plans

April 1 - June 30
€ in millions	2005	2004
Employee service cost	52	43
Interest cost	195	190
Expected return on plan assets	–112	–101
Prior service cost	8	6
Net amortization of gains (–)/losses	15	13
Total	158	151
Net Periodic Benefit Cost for Defined Benefit Plans

January 1 - June 30
€ in millions	2005	2004
Employee service cost	102	90
Interest cost	386	391
Expected return on plan assets	–221	–211
Prior service cost	16	13
Net amortization of gains (–)/losses	49	25
Total	332	308
Payments into Pension Plans
In the second quarter of 2005, E.ON UK made payments of €629 million into the E.ON Holding Group of the Electricity Supply Pension Scheme. The payments cover a portion of the actuarial deficit of E.ON UK’s pension plans.
Asset Retirement Obligations
E.ON’s asset retirement obligations at June 30, 2005, relate to the decommissioning of nuclear power stations in Germany (€8,252 million) and Sweden (€389 million), environmental remediation at conventional power station sites, including the removal of electric transmission and distribution equipment (€332 million), environmental remediation at gas storage facilities (€78 million) and opencast mining facilities (€59 million), and the decommissioning of oil and gas infrastructure (€19 million). The fair value of nuclear decommissioning obligations was determined using third-party valuations.
An accretion expense pertaining to continued provisions of €250 million for the current period is included in financial earnings (prior year: €250 million).
Contingent Liabilities Arising from Guarantees
Financial Guarantees
Financial guarantees include both direct and indirect obligations (indirect guarantees of indebtedness of others). These require the guarantor to make contingent payments to the guaranteed party based on the occurrence of certain events and/or changes in an underlying instrument that is related to an asset, a liability, or an equity security of the guaranteed party.
E.ON’s financial guarantees include nuclear-energy-related items that are described in detail in our 2004 Annual Report. Obligations also include direct financial guarantees to creditors of related parties and third parties. Financial guarantees with specified terms extend as far as 2029. Maximum potential undiscounted future payments amount to €634 million (year end 2004: €737 million). Of this amount, €422 million (year end 2004: €534 million) consists of guarantees issued on behalf of related parties.

Interim Report II/2005
Indirect guarantees primarily include additional obligations in connection with cross-border leasing transactions and obligations to provide financial support, primarily to related parties. Indirect guarantees have terms up to 2023. Maximum potential undiscounted future payments amount to €466 million (year end 2004: €459 million). Of this amount, €94 million (year end 2004: €162 million) involves guarantees issued on behalf of related parties. As of June 30, 2005, we have recorded provisions of €92 million (year end 2004: €98 million) for financial guarantees. Provisions in the amount of €3 million are recorded as liabilities of discontinued operations.
In addition, E.ON has commitments under which it assumes joint and several liability arising from its ownership interests in civil-law companies (Gesellschaften bürgerlichen Rechts), noncorporate commercial partnerships, and consortia.
Furthermore, certain E.ON Group companies have obligations by virtue of their membership in the Versorgungskasse Energie Versicherungsverein auf Gegenseitigkeit (VKE) in accordance with VKE’s articles of association. Management does not expect these companies to have to perform on their obligations.
Indemnification Agreements
Contracts in connection with the disposal of shareholdings concluded by the E.ON Group companies include indemnification agreements and other guarantees with terms up to 2041 in accordance with contractual arrangements and local legal requirements, unless shorter terms were contractually agreed to. Maximum potential undiscounted amounts payable under these agreements could total up to €4,374 million (year end 2004: €4,602 million). These typically relate to customary representations and warranties, potential environmental liabilities, and potential claims for tax-related guarantees. In some cases, the buyer is either required to share costs or to cover certain costs before we are required to make any payments. Some obligations are covered first by insurance contracts or provisions of the divested companies. As of June 30, 2005, we have recorded provisions of €73 million (year end 2004: €86 million) for all indemnities and other guarantees included in sales agreements. Provisions in the amount of €13 million are recorded as liabilities of disposal groups. Guarantees issued by companies that were later sold by E.ON AG (or by VEBA AG and VIAG AG before their merger) are included in the final sales contracts in the form of indemnities (Freistellungserklärungen).
Other Guarantees
Other guarantees with an effective period through 2020 include contingent purchase consideration (maximum potential undiscounted future payments at June 30, 2005: €36 million; year end 2004: €36 million) and warranties and market-value guarantees (maximum potential undiscounted future payments: €98 million; year end 2004: €91 million). Other guarantees also include product warranties (€18 million included in provisions and €13 million in the liabilities of discontinued operations as of June 30, 2005). The change compared with the provisions of €25 million as of December 31, 2004, reflects additions to provisions of €9 million and the utilization and reversal of provisions of €3 million in the first six months of 2005.
Litigation and Claims
The arbitration proceeding between Fortum Power and Heat Oy (Fortum), Espoo, Finland, and E.ON Nordic is still in progress. Fortum, which wishes to exercise its purported rights under a call option agreement entered into in April 2002 regarding E.ON Nordic’s shares in E.ON Finland, initiated the arbitration proceeding in February.
Subsequent Events
On July 1, 2005, Sydkraft and Statkraft SF (Statkraft), Oslo, Norway, signed an agreement whereby Statkraft will acquire a total of 24 hydroelectric power plants from Sydkraft. Together, the plants produce approximately 1.6 billion kWh in a normal year. The purchase price for the plants amounts to approximately €500 million, before adjustments for assets and liabilities in the transferred companies. Plans call for Statkraft to take ownership of the plants on October 1, 2005.
In July E.ON UK acquired Holford Gas Storage Limited (HGSL) from Scottish Power. HGSL, a company formed to develop one of the country’s largest underground gas storage facilities, has already gained full planning permission to build such a facility in Cheshire in northwest England. The purchase price for HGSL is approximately €140 million (£96 million).
On August 10, 2005, E.ON decided to use the Group’s strong liquidity and financial position to fund up to €5.4 billion of its provisions for pensions by means of a contractual trust arrangement (CTA). The funding process will begin soon and be complete in 2006. The CTA will increase the transparency of E.ON’s balance sheet and further strengthen the financial security of employees’ company pension plans.

Interim Report II/2005
Business Segments
Our reportable segments are presented in line with our internal organizational and reporting structure. E.ON’s business is subdivided into energy and other activities. Our core energy business consists of the following market units: Central Europe, Pan-European Gas, U.K., Nordic, U.S. Midwest, and Corporate Center:
Central Europe operates an integrated electricity business and downstream gas business in Central Europe.
Pan-European Gas focuses on the upstream and midstream gas business in Europe.This market unit also holds a number of mostly minority shareholdings in the downstream gas business.
U.K. operates an integrated energy business in the United Kingdom.
Nordic is principally engaged in the integrated energy business in Northern Europe.
Adjustments for Discontinued Operations (January 1 - June 30, 2004)

	Figures		Adjusted
	disclosed for		figures for
	Jan.1 - June 30,		Jan.1 - June 30,	Jan.1 - June 30,
€ in millions	2004	Adjustments	2004	2005
Central Europe	2,159	—	2,159	2,337
Pan-European Gas	909	–39	870	803
U.K.	520	—	520	613
Nordic	393	—	393	447
U.S. Midwest	168	—	168	180
Corporate Center	–168	–2	–170	–150
Core Energy Business	3,981	–41	3,940	4,230
Other Activities	227	–145	82	67
Adjusted EBIT	4,208	–186	4,022	4,297
Adjusted interest income (net)	–443	65	–378	–536
Other nonoperating earnings	530	2	532	916
Income/Loss (–) from continuing operations before income taxes and minority interests	4,295	–119	4,176	4,677
Net income	2,815	—	2,815	3,026
Financial Information by Business Segment

January 1 - June 30	Central Europe		Pan-European Gas[1]		U.K.		Nordic
€ in millions	2005	2004	2005	2004	2005	2004	2005	2004
External sales	12,392	10,754	8,382	6,632	4,849	4,463	1,755	1,724
Intersegment sales	113	112	478	231	27	5	41	29
Total sales	12,505	10,866	8,860	6,863	4,876	4,468	1,796	1,753
Adjusted EBITDA	2,948	2,689	978	1,042	908	800	639	598
Depreciation, amortization, and writedowns affecting adjusted EBIT[3]	–611	–530	–175	–172	–295	–280	–192	–205
Adjusted EBIT	2,337	2,159	803	870	613	520	447	393
— thereof earnings from companies accounted for using the equity method[3]	85	90	238	200	9	18	5	7
Cash provided by operating activities	1,289	1,112	1,327	831	–330	379	305	578
Investments	728	857	224	277	412	258	248	517
Intangible assets and property, plant, and equipment	527	432	61	44	204	270	150	171
Financial assets	201	425	163	233	208	–12	98	346

[1]	Adjusted for discontinued operations.

[2]	Other activities consist of our Degussa shareholding, which we account for using the equity method in line with our 42.9 percent shareholding in the company.

[3]	In 2004 writedowns impacting adjusted EBIT and earnings from companies accounted for by the equity method deviate from the corresponding figures recorded in the Consolidated Statements of Cash Flows and in financial earnings calculated pursuant to U.S. GAAP. The main factor is impairment charges taken by the Central Europe and U.K. market units, which is recorded under other nonoperating earnings.

Interim Report II/2005
U.S. Midwest primarily operates a regulated utility business in Kentucky, USA.
The Corporate Center consists of equity interests managed directly by E.ON AG, E.ON AG itself, and consolidation effects at the group level.
Under U.S. GAAP, E.ON is required to report under discontinued operations those operations of a reportable or operating segment, or of a component thereof, that either have been disposed of or are classified as held for sale. In 2005 this applies mainly to Viterra and Ruhrgas Industries for which sale agreements have been reached. For the purposes of our business segment reporting, our results for the six months ended June 30, 2005, and for the prior-year period do not include the results of our discontinued operations (see the table on page 30 and the commentary on pages 24-25).
Effective January 1, 2004, adjusted EBIT is E.ON’s key figure for purposes of internal management control and as an indicator of a business’s long-term earnings power. Adjusted EBIT is derived from income/loss (-) from continuing operations before income taxes and interest income and adjusted to exclude certain extraordinary items. The adjustments include book gains and losses on disposals, restructuring expenses, and other nonoperating income and expenses of a rare or extraordinary nature. In addition, interest income is adjusted using economic criteria. In particular, the interest portion of additions to provisions for pensions resulting from personnel expenses is allocated to interest income.
Adjusted Interest Income (Net)

January 1 - June 30
€ in millions	2005	2004
Net interest expense	–100	–289
— Net interest expense relating to liabilities of affiliated and associated companies as well as other share investments	–20	–16
— Accretion expense related to the adoption of SFAS 143	–250	–250
+ Income from long–term loans	26	43
Interest and similar expenses (net) shown in Consolidated Statements of Income	–344	–512
+ Nonoperating interest income (net)[1]	—	43
— Interest portion of long–term provisions	–192	91
Adjusted interest income (net)	–536	–378

[1]	This figure is the sum of nonoperating interest expense and nonoperating interest income. In the first six months of 2004, nonoperating interest income (net) reflected, among other factors, tax-related interest payments.
The interest portions of the allocations of other long-term provisions are treated analogously to the degree that, in accordance with U.S. GAAP, they are reported on different lines of the Consolidated Statements of Income.
Page 7 of this report contains a detailed reconciliation of adjusted EBIT to net income.
Due to the adjustments made, our financial information by business segment may differ from the corresponding U.S. GAAP figures.

U.S.Midwest		Corporate Center[1]		Core Energy Business[1]		Other Activities[1,2]		E.ON Group[1]
2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
1,029	963	1	52	28,408	24,588	—	—	28,408	24,588
—	—	–659	–377	—	—	—	—	—	—
1,029	963	–658	–325	28,408	24,588	—	—	28,408	24,588
280	261	–143	–157	5,610	5,233	67	82	5,677	5,315
–100	–93	–7	–13	–1,380	–1,293	—	—	–1,380	–1,293
180	168	–150	–170	4,230	3,940	67	82	4,297	4,022
8	10	8	–29	353	296	67	82	420	378
150	95	118	–266	2,859	2,729	—	—	2,859	2,729
107	125	101	819	1,820	2,853	—	—	1,820	2,853
107	125	2	—	1,051	1,042	—	—	1,051	1,042
—	—	99	819	769	1,811	—	—	769	1,811

Financial Calendar

November 10, 2005	Interim Report: January – September 2005

March 9, 2006	Publication of the 2005 Annual Report
May 4, 2006	2006 Annual Shareholders Meeting
May 5, 2006	Dividend Payout
May 10, 2006	Interim Report: January – March 2006
August 15, 2006	Interim Report: January – June 2006
November 8, 2006	Interim Report: January – September 2006

For more information about E.ON,
please contact:

Corporate Communications
E.ON AG
E.ON-Platz 1
40479 Düsseldorf
Germany

T +49 (0) 211-4579-453
F +49 (0) 211-4579-566

info@eon.com
www.eon.com

Only the German version of this Interim Report is legally binding.
Information on results: This Interim Report contains certain forward-looking statements that are subject to risk and uncertainties. For information identifying economic, currency, regulatory, technological, competitive, and some other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, you should refer to E.ON’s filings to the Securities and Exchange Commission (Washington, DC), as updated from time to time, in particular to the discussion included in the sections of the E.ON 2004 Annual Report on Form 20-F entitled “Item 3. Key Information: Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG

Date: August 10, 2005	By: /s/ Michael C. Wilhelm

Michael C. Wilhelm Senior Vice President Accounting